Exhibit 99.3

NANO DIMENSION LTD.

60 TOWER ROAD, WALTHAM, MA, 02541

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 4, 2025

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST), or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the American Depository Shares (“ADSs”), representing the Company’s ordinary shares, par value NIS 5.00 each (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 25% of the outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned and the adjourned meeting shall be held on the same day, December 4, 2025, at 5:00 p.m., Israel time (10:00 a.m. EST). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Abstentions and “broker non-votes” are counted for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), approval of each of Proposal No. 1, 2, and 10 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

The re-election or election, as applicable of each of the Nano Director Nominees as a Class II or Class III director (as defined below), as applicable, as contemplated in Proposal No. 2, further requires the plurality of the votes cast “FOR” such three director nominees by the shareholders of the Company. The two (2) Class II director nominees receiving the highest number of affirmative votes will be elected as Class II directors, and the Class III director nominee receiving the highest number of affirmative votes will be elected as the Class III director.

Pursuant to the Companies Law, approval of each of Proposals No. 3, 4, 5, 6, 7, 8, 9, 11, and 12 described hereinafter is subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that can direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For purposes of Proposals Nos. 3, 4, 5, 6, 7, 8, 9, 11, and 12, a shareholder or holder of ADS must inform the Company directly before the vote (or if voting by proxy, indicate on the proxy card) whether such shareholder is a controlling shareholder or has a personal interest. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote for the aforementioned proposals (as the case may be), you should indicate that you, or a related party of yours, is a controlling shareholder or the existence of a personal interest on the enclosed proxy card (if applicable) and should furthermore contact our General Counsel, Mr. Itay Mandel or via email: itay.mandel@nano-di.com, or Max Lindenfeld as the Company’s outside counsel at Pearl Cohen Zedek Latzer Baratz LLP, at mlindenfeld@pearlcohen.com, who will advise you as to how to submit your vote for the Proposal. If you hold your shares in a “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals Nos. 3, 4, 5, 6, 7, 8, 9, 11 and 12, you may also contact the representative managing your account, who could then contact our General Counsel on your behalf.

The presentation and discussion of the Company’s audited financial statements for the year ended December 31, 2024 and the Company’s annual report for the year 2024, will not require a vote by the shareholders and accordingly there is no proposed resolution.

In accordance with the Companies Law, and regulations promulgated thereunder, shareholders of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% of the outstanding voting rights of the Company) to Mr. Itay Mandel, e-mail address: itay.mandel@nano-di.com, no later than October 28, 2025.

Shareholders or holders of ADSs wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices, c/o Mr. Itay Mandel, at 60 Tower Rd., Waltham, MA 02451. Position Statements should be submitted to the Company no later than October 28, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board of Directors’ response to the Position Statement will be submitted no later than November 28, 2025. Any Position Statement or the Board of Directors’ response will be furnished to the U.S. Securities and Exchange Commission (“SEC”) on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, and there may be Position Statements which can be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE RE-APPOINTMENT OF KPMG LLP, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THEIR COMPENSATION UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

Under the Companies Law, the re-appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the re-appointment of the accounting firm KPMG LLP (“KPMG”), as the Company’s independent auditor firm until the next annual general meeting of shareholders and authorized the Board of Directors to determine their compensation until the next annual general meeting.

The Board of Directors believes that the re-appointment of KPMG as the independent auditor of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the re-appointment of KPMG as the Company’s independent auditor firm until the next annual general meeting, and to authorize the Board of Directors to determine their compensation until the next annual general meeting.”

The re-appointment of KPMG requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE THE RE-ELECTION OR ELECTION, AS APPLICABLE, OF TWO CLASS II DIRECTORS AND ONE CLASS III DIRECTOR to serve on the Board of Directors

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the management of the Company’s business is vested in the Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. The Articles provide that the Company may have at least three (3) and not more than twelve (12) directors.

The Board of Directors currently consists of five (5) directors. The Company’s directors are divided into three classes with staggered three-year terms. Each class of directors consists, as practically as possible, of one-third of the total number of directors constituting the entire Board of Directors. At each annual general meeting of the Company’s shareholders, the re-election or election, as the case may be, of directors will be for a term of office that expires as of the date of the third annual general meeting following such re-election. Therefore, at each annual general meeting, the term of office of only one class of directors expires. Each director holds office until the annual general meeting of the Company’s shareholders in which his or her term expires, unless he or she is removed by a vote of 70% of the total voting power represented at the applicable general meeting of the Company’s shareholders, or upon the occurrence of certain events, in accordance with the Companies Law and the Articles.

According to the Articles of Associations the members of the Board of Directors are divided among three classes as follows:

(i)	The Company’s Class I director is Robert Pons, whose current term will expire at the Company’s 2027 annual general meeting of shareholders and upon the election (and qualification) of their respective successor;

(ii)	The Company’s Class II directors are David Stehlin, Andy Sriubas and Eileen Tanghal, whose current terms will expire at the Meeting and upon the election (and qualification) of their respective successors for a term to expire at the Company’s 2028 annual general meeting; and

(iii)	The Company’s Class III director is Joshua Rosensweig, whose current term will expire at the Company’s 2026 annual general meeting of shareholders and upon the election (and qualification) of their respective successor.

The Board of Directors, following the recommendation of the independent directors of the Company (the “Independent Directors”), has approved the nomination of each of the following for the election as a Class II directors; David Stehlin, and Andy Sriubas, and Phillip Borenstein as the Class III director (the “Nano Director Nominees”). The Board of Directors recommends that shareholders re-elect each of David Stehlin and Andy Sriubas as Class II directors for a three-year term, or until the Company’s 2028 annual meeting, and to elect Phillip Borenstein as the Class III director until the Company’s 2026 annual meeting. It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the re-election or election, as the case may be, of each nominee as a Class II director or Class III director, as applicable.

Nano Director Nominees for Election or Re-election

Each of the Nano Director Nominees, whose professional background is provided below, has advised the Company that they are willing, able and ready to serve as a director if re-elected or elected, as the case may be. Additionally, in accordance with the Companies Law, each of the nominees has certified to the Company that he meets all the requirements of the Companies Law for election as a director of a publicly traded company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as a director of the Company, taking into account the size and needs of the Company. The Company does not have any understanding or agreement with respect to the future election of either of David Stehlin, Phillip Borenstein and Andy Sriubas.

In addition, the Independent Directors and the Board of Directors have determined that each of David Stehlin, Phillip Borenstein and Andy Sriubas are independent under the Nasdaq listing standards.

Subject to the re-election or election, as the case may be, of David Stehlin, Phillip Borenstein and Andy Sriubas, they will be entitled to indemnification and release letters as applicable and shall be covered by the Company’s directors and officers insurance, all as previously approved in accordance with the Companies Law and the Company’s compensation policy, as may be amended if Proposal No. 11 below is approved by the Company’s shareholders.

Set forth below is certain biographical information regarding the background and experience for each of the Nano Director Nominees:

David Stehlin, Director and Chief Executive Officer

David Stehlin, 69, has served on our board of directors since June 2025 and as our Chief Executive Officer since September 2025. Mr. Stehlin is an accomplished executive with extensive leadership experience in the technology sector where he has led strategic turnarounds, drove business growth, and ushered in technological advancements. Mr. Stehlin serves as the CEO of the Telecommunications Industry Association since September 2019. Prior to that, Mr. Stehlin held leadership roles at various publicly traded and private high growth companies including, Spirent Communications (August 2016 - May 2019), MRV Communications (April 2011 - December 2014), Overture Networks/ Ceterus Networks (December 2003 - December 2010), Valo (May 2002 - December 2003), Foxcom/ OnePath (December 1998 - August 2001) and Antec/ Keptel (September 1990 - December 1998). Mr. Stehlin served as an officer in the US Marine Corps from May 1979 - August 1984. Stehlin holds a B.S. from the United States Naval Academy and an M.B.A. from National University.

Andy Sriubas, Director

Andy Sriubas, 56, has served as a director of the Company since 2025. He served as OUTFRONT Media’s Executive Vice President, Chief Commercial Officer from July 2017 until January 2025. Prior to that, he served as the Company’s Executive Vice President, Strategic Planning & Development from July 2014 to July 2017. Prior to that, Mr. Sriubas served as Chief of Strategy & Corporate Development at Sonifi Solutions, Inc. from 2013 to 2014, where he was responsible for corporate partnerships, product development, content acquisitions and digital deployment systems. Before joining Sonifi, from 1989 to 2013, Mr. Sriubas held senior roles at Citicorp Securities, Inc., Donaldson, Lufkin & Jenrette/Credit Suisse First Boston, UBS Investment Bank, JP Morgan Chase and Moorgate Partners, advising and raising capital for technology, media and telecommunications companies. Mr. Sriubas currently serves on the boards of directors of Argus Capital Corp. and the Media Rating Council, and on the advisory board of Palisades Ventures, L.L.C. His professional certificates include Stanford Law School, Board of Directors College; MIT xPro in Quantum Mechanics; and MIT Sloan School of Management in Blockchain Technology.

Phillip (Pinny) Borenstein

Phillip Borenstein, 40, has served as a director, portfolio manager and partner at Hamilton Equity Partners LLC, a private equity firm, since March 2014. Mr. Borenstein founded and has served as a partner of Hamilton EQ Management LLC, a commercial real estate company, where he oversees M&A activity and manages its portfolio of commercial real estate and healthcare facilities with a value of over $500mm, since 2016. In addition, Mr. Borenstein raised the seed money and is an active partner and supporter of the Triumph Leadership Innovation group, an organization working to empower and develop young managers and entrepreneurs in Israel, since 2016. Mr. Borenstein earned a M.S. degree in accounting from Fairleigh Dickinson University, including research and studies relating to forensic reviews of public company financial reports, and a Bachelor of Talmudic Law from Yeshiva Shaar HaTorah.

Required Vote; Recommendation of the Board of Directors

The re-election or election, as applicable, of each of the Nano Director Nominees as a Class II or Class III director, as applicable, requires the affirmative vote of a Simple Majority and the plurality of the votes cast “FOR” such three director nominees by the shareholders of the Company, meaning that the three nominees that receive the highest number of votes will be elected. The two (2) nominees for Class II director receiving the highest number of affirmative votes will be elected as Class II directors, and the nominee for Class III director receiving the highest number of affirmative votes will be elected as Class III director.

The shareholders of the Company are requested to (a) re-elect each of David Stehlin and Andy Sriubas as Class II directors, to serve as a Class II director until our 2028 annual general meeting of shareholders, and (b) elect Phillip Borenstein as a Class III director to serve as a Class III director until our 2026 annual general meeting of shareholders, each until their respective successors are duly elected and qualified. Each director nominee shall be voted on separately. The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to re-elect David Stehlin to serve on the Company’s Board of Directors as a Class II director of the Company for a three-year term until the Company’s 2028 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to re-elect Andy Sriubas to serve on the Company’s Board of Directors as a Class II director of the Company for a three-year term until the Company’s 2028 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

“RESOLVED, to elect Phillip Borenstein to serve on the Company’s Board of Directors as a Class III director of the Company until the Company’s 2026 annual general meeting of shareholders and until he ceases to serve in office in accordance with the provisions of the Company’s Amended and Restated Articles of Association or any law, whichever is the earlier.”

PROPOSAL 3

APPROVAL COMPENSATION FOR THE COMPANY’S NON-EXECUTIVE DIRECTORS

Overview of Non-Executive Directors Compensation Approach

Our compensation methodology is to provide a moderate, fixed and predictable annual compensation, while putting a greater emphasis on performance-based and variable compensation – comprised of equity – thereby aligning our non-executive directors’ interests with those of our shareholders. We believe that our compensation proposal for non-executive directors will be effective in incentivizing achievement of key strategic objectives (operational and market based) which will result in long-term sustainable shareholder value, while keeping our director compensation packages competitive with the practices applied by other companies in our industry with a comparable market size.

In 2024, the Company engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), as an independent, external consultant, to provide it with advice related to our executives and directors, to assist in the design, formulation, analysis, and implementation of our compensation program. In order to determine appropriate compensation packages for our non-executive directors, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) and the Board of Directors reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon, of peer company data. Due to the international talent pool within which the Company competes, and the prominence of the U.S. market for our products, the Company’s increasing presence in the U.S. market given recent acquisition activity and the sources of talent there, a market reference peer group of other U.S.-based companies listed on either the Nasdaq Stock Market or the New York Stock Exchange was created in order to determine compensation benchmarks for our non-executive directors. The peer group was constructed around a set of carefully chosen parameters.

In 2024, the Compensation Committee and the Board of Directors, respectively, approved and recommend to the Company’s shareholders to enable Company’s current and future non-executive directors to receive compensation in the form of cash in addition to increasing the maximum restricted share units (“RSU”) award available to our non-executive directors, all as set forth below (the “Non-Executive Directors’ Compensation”), and to amend the Company’s compensation policy to reflect such compensation (the “Compensation Policy”).

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company approve compensation terms for Mr. Stehlin, as detailed below, and are recommending to compensate the non-executive directors in the fiscal year of 2026 in accordance with the Non-Executive Directors Compensation of the Compensation Policy:

Compensation Element	Proposed
Annual Board Member Cash Retainer (1)	$65,000
Annual Board Member Equity Retainer (2)	Annual RSUs grant in the maximum value of $125,000 and in any case no more than 60,000 RSUs, vested over a three-year period(3)(4)(5)
Annual Committee Member Cash Retainer	$10,000 for Audit Committee $7,500 for Compensation Committee
Annual Board Chair Cash Retainer(1)	$115,000
Annual Board Chair Equity Retainer(2)	Annual RSUs grant in the maximum value of $125,000 and in any case no more than 60,000 RSUs, vested over a three-year period (3)(4)(5)
Annual Committee Chair Retainer(1)	$20,000 for Audit Committee $15,000 for Compensation Committee

(1)	The annual cash retainer will be paid on a quarterly basis, and shall apply to the non-executive directors, or to such non-executive directors that will be appointed or elected in the future, effective from their respective appointment or election, commencing on January 1, 2026.

(2)	Will be granted annually at the beginning of each year commencing on January 1, 2026.

(3)	Final number of RSUs will be calculated based on the average closing price of the ADS in the last 30 days before the last day of the required approval for entitlement (the “Date of Grant”).

(4)	As with the Policy, the RSUs would continue to vest annually over a three-year period. For new non-executive directors appointed or elected to the Board of Directors, outside of the normal annual general meeting cycle, annual equity awards would be pro-rated to reflect the remaining period in the annual cycle until the next planned award date. The pro-rated amount of RSUs will be subject to a standard three-year vesting.

(5)	As with the Policy, in case a non-executive director ceases any of his or her duties as mentioned above, the unvested RSUs which were granted to him or her for his or her duty will expire immediately. Any annual grant of RSUs will be subject to standard three-year vesting under the Plan; 1/3 of the amount of the RSUs granted to each non-executive director shall vest on each anniversary following the Date of Grant (as applicable).

Conclusions and Recommendations

The Compensation Committee and the Board of Directors believe that providing an annual cash retainer to our non-executive directors would serve to continue to attract and retain qualified directors with the appropriate skills and experience to provide robust independent oversight. The Compensation Committee and the Board of Directors believe that increasing the RSU amounts for non-executive directors is fair and reasonable considering all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a non-executive director or otherwise by reference to prevailing corporate governance standards and practices.

Therefore, the Compensation Committee and the Board of Directors consider it appropriate that all of our non-executive directors, either currently serving or who will be appointed or elected in the future, be compensated, through a compensation mechanism that will take into account the time, attention and expertise required by such directors, and that will serve to attract directors with the appropriate skills and experience applicable to the Company’s industry and needs.

The Proposed Non-Executive Directors’ Compensation exceeds the limitations of the Policy. Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, including, among others:

(a)	the non-executive directors’ skills, expertise, professional experience, and achievements;

(b)	the non-executive directors’ scope of responsibilities as members of the Board of Directors; and

(c)	a comparison between the Proposed Non-Executive Directors’ Compensation and compensation granted to other non-executive directors in similar technology companies.

Accordingly, the Compensation Committee and the Board of Directors determined that granting our non-executive directors annual cash retainer, and increasing their RSU amounts, while exceeding the limitations of the Policy, is necessary and in the Company’s best interest.

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an annual cash retainer and equity-based compensation for all of the Company’s non-executive directors, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 4

APPROVAL OF PAYMENT TO CERTAIN MEMBERS OF THE BOARD FOR THEIR SERVICE ON THE BOARD IN 2024

Each of Joshua Rosensweig and Robert Pons were appointed as members to the Board in December 2024. Accordingly, the Company is seeking approval from shareholders to pay $7,709 and $7,910 to each of Mr. Rosensweig and Mr. Pons, respectively, as compensation for their service on the Board in 2024.

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve of a one-time payment to each of Joshua Rosensweig and Robert Pons, as set forth in the Proxy Statement, for their service on the Board during the fiscal year of 2024.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 5

APPROVAL OF BONUS GRANT OF RSUS TO CERTAIN BOARD MEMBERS

In the first and second quarters of the fiscal year 2025, the Company was involved in several significant transactions and decisions, including the Company’s acquisitions of Desktop Metal Inc. (“Desktop Metal”), and Markforged Holding Corporation, and Desktop Metal’s filing for Chapter 11 bankruptcy in July 2025. During this period, each of David Stehlin, Robert Pons and Joshua Rosensweig dedicated extensive time and expertise to the Company. The Company believes that Mr. Stehlin’s, Mr. Pons’, and Mr. Rosensweig’s compensation for 2025 did not adequately compensate them for their services to the Company. Accordingly, the Company is seeking approval from shareholders to grant 200,000 RSUs to each of Mr. Stehlin, Mr. Pons and Mr. Rosensweig as compensation for their services on the Board to the Company for the first and second quarters of fiscal year 2025.

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve of a one-time grant of 200,000 RSUs to each of David Stehlin, Robert Pons and Joshua Rosensweig for rendering certain services to the Company during the first and second quarter of the fiscal year 2025.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 6

APPROVAL OF RSU GRANT TO DIRECTOR FOR SERVICE ON COMPANY’S INDEPENDENT CLAIMS COMMITTEE

Approval of a one-time grant of 25,000 RSUs to Joshua Rosensweig as a bonus for his service on the special independent claims committee of the Company during the fiscal year of 2025.

In the fiscal year 2025, the Board of Directors appointed a special independent claims committee (the “Independent Claims Committee”), led by its Director, Joshua Rosensweig, to devote specific attention and expertise to several complicated Company litigation matters. The Company believes that Mr. Rosensweig’s compensation in 2025 did not adequately compensate him for his services to the Company in these matters. Accordingly, the Company is seeking approval from shareholders to grant 25,000 RSUs to Joshua Rosensweig as compensation for his service on the Independent Claims Committee during the fiscal year of 2025.

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a one-time grant of 25,000 RSUs to Joshua Rosensweig for his service on the independent claims committee of the Company during the fiscal year of 2025, and accordingly.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 7

APPROVAL OF RSU GRANT TO DIRECTOR FOR SERVICE ON COMPANY’S SPECIAL STRATEGIC COMMITTEE

In the fiscal year 2025, the Board of Directors appointed a special strategic committee (the “Strategic Committee”), with its Director, Andy Sriubas serving as Chairperson, to devote specific attention to explore and evaluate a comprehensive range of strategic alternatives to reinforce the Company’s commitment to maximize shareholder value. The Company believes that Andy Sriubas’s compensation for 2025 did not adequately compensate him for his services to the Company in these matters. Accordingly, the Company is seeking approval from shareholders to grant 100,000 RSUs to Andy Sriubas as compensation for his service on the Strategic Committee during the fiscal year of 2025.

Accordingly, on October 20, 2025, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a one-time grant of 100,000 RSUs to Andy Sriubas for his service as chairperson of the special strategic committee of the Company during the fiscal year of 2025.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 8

TO APPROVE THE COMPENATION TERMS AND APPPOINTMENT OF THE COMPANY’S CHIEF EXECUTIVE OFFICER, MR. DAVID STEHLIN

Mr. David Stehlin has served as the Company’s CEO since September 8, 2025. Mr. Stehlin’s biography is presented elsewhere in this proxy statement under Proposal 2 – To Approve the Re-Election or Election, As Applicable, of Two Class II Directors or One Class III Director to Serve on the Board of Directors. Accordingly, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company approve compensation terms for Mr. Stehlin, as detailed below.

Background and Rationale for Mr. Stehlin’s Proposed Compensation

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee and the Board of Directors review executives’ performance on an annual basis and are presented with the achievement of the specific performance goals that were determined by our CEO for each executive (in accordance with its compensation policy) at the beginning of the previous year. A similar performance review will be used by the Compensation Committee and the Board of Directors to determine the extent to which the CEO has earned his performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.

Each year, the Compensation Committee and the Board of Directors discuss, based on our CEO’s recommendation, the financial and/or strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable and pre-determined performance indicators for the Company are designated as performance criteria for the purposes of the executive annual bonus granted by the Company. All goals are designed to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value.

Compensation Objectives

In order to accomplish our key corporate objectives, we must attract, motivate and retain highly skilled and experienced people to execute our corporate strategy and lead our team. To that end, our executive officer compensation program is designed to:

(i)	link pay to performance;

(ii)	align executive officers’ interests with those of the Company and its shareholders over the long-term; and

(iii)	provide competitive compensation to attract and retain talent.

Compensation Methodology Generally

Based on the foregoing considerations, our Compensation Committee and the Board of Directors designed compensation for our CEO, which includes a long-term incentive component in the form of equity awards.

Methodology

We believe that the proposed CEO compensation structure and components reflect a strong performance-based aspect, market practice and good governance. The proposal uses compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. Our Compensation Committee and the Board of Directors believe the proposed compensation terms, which stem from our executive compensation methodology described above, have been designed to align a significant portion of the CEO compensation with shareholder interests and long-term Company value creation. To ensure that the vast majority of Mr. Stehlin’s compensation is directly tied to building long-term shareholder value and aligned with shareholders, the Compensation Committee and the Board of Directors have determined that:

●	CEO total direct compensation should be majority performance-based, with a very high proportion of variable, “at risk” pay in the form of annual cash bonus opportunity, performance equity, options and RSUs; and

●	The optimal mix of cash and equity should be more heavily weighted toward equity, including a substantial allocation to performance-based equity, with a relatively low cash component.

Mr. Stehlin’s Proposed Compensation

For the period beginning September 8, 2025 and ending on December 31, 2026:

●	A $550,000 annual base salary;
●	$1 million in RSUs, accruing in 12 equal amounts, and issued on the last day of each calendar month.

Accordingly, the Compensation Committee and the Board of Directors, respectively, approved and recommend that the shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the compensation terms of the Company’s Chief Executive Officer, Mr. David Stehlin, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 9

TO APPROVE AND RATIFY THE COMPENATION TERMS OF THE COMPANY’S FORMER CHIEF EXECUTIVE OFFICER, MR. OFIR BAHARAV

Mr. Ofir Baharav served as the CEO of the Company from April 8, 2025 (the “Baharav Start Date”) until September 8, 2025. During his employment period, Mr. Baharav received (a) an annual base salary of $600,000 (the “Baharav Base Salary”); (b) eligibility to receive an annual bonus equal to 100% of the Baharav Base Salary based on achieving certain bonus objectives; (c) $3,000,000 in RSUs of the Company, vesting over a three-year period, with a third of such RSUs being granted on each calendar anniversary of the Baharav Start Date, in equal increments; and (d) a sign-on bonus of $100,000.

The shareholders of the Company are requested to adopt the following resolution as required under Israeli law, even though Mr. Baharav’s employment agreement has been terminated and is no longer in effect:

“RESOLVED, to approve and ratify the compensation terms of the Company’s former Chief Executive Officer, Mr. Ofir Baharav, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors recommends that the shareholders vote “FOR” the above proposal.

PROPOSAL 10

TO APPROVE AN EXTENSION OF THE COMPANY’S EMPLOYEE STOCK OPTION PLAN (2015)

Background to Nano Dimension Ltd. Employee Stock Option Plan (2015)

We maintain one equity incentive plan – our Employee Stock Option Plan (2015), or the 2015 Plan. Our 2015 Plan was adopted by our board of directors in February 2015 and will expire in February 2026. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. We are authorized to issue equity-based compensation to our executive officers and/or directors and/or employees and/or subsidiaries in the amount that shall not exceed 20% of our issued and outstanding share capital on a fully diluted basis, as will be at the time of the issuance. The foregoing limitation does not preclude from our board of directors’ authority to change and/or determine the amount of equity-based compensation to be issued in accordance with the 2015 Plan.

Our 2015 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. In order to be eligible under Section 102, the trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2015 Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment for any other reason, other than in the event of death, disability, all unvested options will expire and all vested options will generally be exercisable for 3 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2015 Plan and the governing option agreement.

Extension of the 2015 Plan

The Company is seeking shareholder approval to extend the 2015 Plan for an additional one-year period, such that it will instead expire in February 2027. The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the extension of the Nano Dimension Ltd. Employee Stock Option Plan (2015) for an additional one-year period, until February 2027.”

The above resolution requires the affirmative vote of a Simple Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

 PROPOSAL 11

TO APPROVE AN AMENDMENT TO THE COMPANY’S INDEMNIFICATION AGREEMENT

We have entered into indemnification agreements with all of our directors and with certain members of our senior management (the “Indemnification Agreement”). Each Indemnification Agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

In order to remain competitive with prospective hires, as well as to retain our current officers and directors, the Company is proposing to make the following change to its standard form of indemnification agreement, as well as to enter an amended and restated indemnification agreement with its current officers and directors reflecting the following change to Section 3.1 of the Indemnification Agreement:

•	The Company undertakes to indemnify Indemnitee, with respect to Section 1(i) above, and in accordance with the terms of this Agreement up to a total amount that will not exceed the lower amount of one of (a) 25% of the company’s equity, according to the recent financial statements of the company as of the time of the indemnification payment; and (b) US$30,000,000 (Thirty Million United States Dollars). Under the circumstances of indemnification of Indemnitee as set forth in this Agreement.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the amendment to the Company’s indemnification agreement, as set forth in the Proxy Statement.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

 PROPOSAL 12

TO APPROVE AN INCREASE TO THE AMOUNT OF COVERAGE UNDER THE COMPANY’S DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE POLICY

We currently have directors’ and officers’ liability insurance, providing total coverage of $30 million for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of $623 thousand, which expires on November 4, 2025. In order to remain competitive with prospective hires, as well as to retain our current officers and directors, the Company is proposing to increase the total directors’ and officers’ coverage to $50 million. The change would require a twelve-month premium of $2 million.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the increase of coverage amount under the Company’s directors’ and officers’ liability insurance policy.”

The above resolution requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends that the shareholders vote “FOR” the above proposal.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. Any additional questions about the Company’s annual meeting can be requested from either Mr. Itay Mandel, the Company’s counsel, at itay.mandel@nano-di.com, or Mr. Oded Kadosh, okadosh@pearlcohen.com or Mr. Max Lindenfeld, mlindenfeld@pearlcohen.com, at the Company’s outside counsel, Pearl Cohen Zedek Latzer Baratz, LLP.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 21, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN OCTOBER 21, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Robert Pons, Chairman of the Board of Directors